UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SPECTRALINK CORPORATION

(Name of subject company (Issuer))

POLYCOM, INC.

SPYGLASS ACQUISITION CORP.

(Name of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	847580107
(Title of classes of securities)	(CUSIP number of common stock)

Michael R. Kourey

Senior Vice President, Finance and Administration and

Chief Financial Officer

Polycom, Inc.

4750 Willow Road

Pleasanton, California 94588

(925) 924-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Sayed M. Darwish, Esq. Vice President, General Counsel and Secretary Polycom, Inc. 4750 Willow Road Pleasanton, California 94588 (925) 924-6000	Mark A. Bertelsen, Esq. N. Anthony Jeffries, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Spectralink

Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

SpectraLink Town Hall Meeting

Moderator: John Elms

February 8, 2007

11:00 AM ET

John Elms:	I would like to thank you all for coming here today. By now, most of you have had time to look at and begin to digest yesterday’s big news – that we have entered a definitive agreement to be acquired by Polycom, Inc. These are truly exciting times for our company, and I would like to thank you all for your hard work and dedication which has contributed to bringing us to this important milestone in our company’s history.

Today, I will briefly tell why we chose to make the strategic move and what it means to each of you. Then, I’ll turn the floor over to Sunil Bhalla, Senior Vice President and General Manager of Polycom’s Voice Division.

Since I took over in 2003, I’ve been committed to growing the company and increasing its value to all stakeholders including our investors, our customers, and our employees. And over time it became evident that the best way to do this would be to join forces with a larger company. It was critical that we find a partner whose business model is truly synergistic with our own, not only with who we are as a company today but where we want to be in a few years time.

I’ve had the opportunity to meet with several potential suitors, all of whom saw SpectraLink as an attractive candidate for merger or acquisition. But I came to realize through my many conversations and deliberations with Polycom that they were a natural fit for SpectraLink, both in terms of our common values, our market strategies and also the incremental market opportunities we could each leverage as a single company.

This acquisition is very exciting for both companies and I’m delighted that we were able to come to an agreement that truly benefits our key stakeholders. In fact, I think this is an especially good match because we are both leaders in our respective market segments and together we can offer customers one-stop shopping for their wired and wireless IP telephony solutions.

Polycom and SpectraLink are similar in a lot of ways. We share several of the same strategic partnerships we have with leading telecommunications vendors like Avaya, Alcatel, and Nortel. We share a common strategy of supporting open standards with an emphasis on interoperability to enable customers to deploy best of breed solutions.

Finally, we have a tremendous opportunity to grow our business both through leveraging our key vertical markets, such as healthcare, as well as an opportunity to tap into Polycom’s well established channels specializing in the SMB and hosted IP telephony markets. In fact, Polycom stood out as the leading candidate for us to team with once we identified our growth potential in the small to medium business market segment.

Spectralink

Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

As a result of this acquisition, our combined company will offer customers a complete end-to-end, voice-over IP wired and wireless enterprise solution for market-leading and award-winning wired handsets and conference phones to market-leading, wireless telephones to the backend call server infrastructure. We have the opportunity to lead the market in terms of a truly unified collaboration solution.

I’d like to again personally thank all of you in the room and those listening via telephone. None of this would have been possible if it weren’t for your commitment and dedication to SpectraLink’s success. Without this, we would not be the worldwide leaders in workplace wireless telephony and we would not have had the opportunity to join forces with the global leader like Polycom.

At this point, I’d like to invite Sunil Bhalla on stage. Sunil heads up the Voice Division at Polycom and he would like to tell you a bit about their business and what you can expect both as individuals and as Polycom employees once the deal closes. Sunil, please come up.

Sunil Bhalla:	Thank you John. Good morning everyone. I am delighted to be here today. And thank you all for making it here at such short notice. You know acquisitions are very disconcerting. They are, especially for the acquired company. And as soon as we made this announcement, I planned to fly out. But what was actually delightful for me was that a number of my colleagues said we need to go out as well because we’d like to meet the people. We’d like to reassure them. And we’d like to talk a little bit about who we are, how we operate, and like to understand about you as well.

So I’ll introduce a number of people here a little bit later who actually plan to spend the whole day and even stay through tomorrow as necessary to understand what your concerns are and address them and also to have you understand who Polycom is as a company.

What I thought I’d do today is, I have a brief presentation here about Polycom because I’m sure some of you have heard the name. Some of you may even know us as we are known the best by those star-shaped triangular phones, right? But I would— and some of you may know us by our video systems. But I suspect if anyone knows the whole story.

So what I thought I’d do is have a few slides up here, share who Polycom is with you. I’d like to have a brief dialogue about the strategic rationale behind why we thought if we were together, we would be a much stronger company. And then I’d like to address what’s going to happen over the next six to eight weeks and beyond that over the next two to five years. Because clearly the whole intent behind doing this is a medium to long-term synergistic relationship which will help us grow the market and grow the business as well.

So I’d like to share all those things with you and then of course like I said, we’ll have a lot of time for the rest of the day and through tomorrow that we can have more discussions. So with that, let me get into this presentation and then I’d like to introduce my colleagues.

My first test is figure out how this works. Yes. Thank you Gary. Okay, so let’s start. This is a standard statement we have to put by SEC regulations we will make forward-looking statements so I’ll let you read that for a second. And then we’ll go forward.

Okay, I hope you’re fast readers. Not that you’re very interested in that. So here’s Polycom, just a brief overview. Polycom was founded in 1990. Guess what, when was SpectraLink founded? 1990. So SpectraLink was founded by Bruce Holland. Polycom was founded by Brian Hinman

Spectralink

Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

and Jeff Rodman. Jeff Rodman is the CTO of the Voice business right now at Polycom. And Brian Hinman actually went on to find another company called Two Wire. And then he left that company as well. He’s a seasonal entrepreneur. He first started Picture Tab, then Polycom, then Two Wire. And now he’s actually off to his fourth venture, yet unknown the field he’s in.

So both companies founded in 1990. We are headquartered in Pleasanton, California. We have about 1,800 employees roughly. Revenue of $682 million. Our fiscal year is the same as the calendar year, ending December 31, 2006, we ended at $682 million.

We have four divisions. We have three product divisions and a service division. There’s the Voice division, Video, Network Systems. What Network Systems does is they make bridges which enable multi-point voice calls and video calls and also some management tools. And I’ll discuss a little bit more about each of these. And then there’s a service division.

Strong financial. We’ve had well over 25 consecutive quarters of profitability. We have no debt. And we believe in innovation. So we lead with innovation and we are, we are quite proud of the fact that we have customers who value us as leaders and have enabled us to get a number one position in many of the markets we are in. And I’ll share more of that with you.

Okay, so I talked about the four divisions. There’s voice. In fact, it’s interest to know if you’ve seen the Polycom logo it’s those three triangles and there’s another triangle which sits on top of them. So the three triangles when Brian actually founded the company, represent voice, video, data and web solutions. And then we have the converse solutions to the network infrastructure. And then a global services organization which actually brings it all together and supports the customers.

So the voice solutions range all the way from office desktop solutions to conference room solutions to actually large room solutions. Same thing with the video solutions from the desktop soft video clients all the way up to the group, large group conferencing systems. The data web solutions for management of these end points as well as large systems as well as the network infrastructure systems that I mentioned.

Market leadership across the line in group video systems. We lead in market share. Same thing with desktop video. Video network infrastructure, voice conference phones, and voice collaboration service provider infrastructure. That’s our audio bridges and our video bridges.

What are some of our attributes? Clearly it starts with customer focus. We want to delight our customers. We want to focus on providing them with more value, which enhances their efficiencies and their productivity. I talked about innovation and integration, ease of use, etc. etc. I don’t have to read all this. But clearly those are some of the attributes that we follow, that we try to inculcate in our culture as we do our business.

I talked about innovation again and again. We have a great portfolio of patents that are issued and pending, well over 500. A lot of industry firsts and we clearly are a software company. We build on standard hardware platform. We use standard DSB chips, standard microprocessors. We are not into the hardware business. However, we do a great systems integration job bringing all this together. We do a unique ID concept for our products. And then we differentiate and innovate through software. That’s the core business right there.

The thing that we just launched last year is what we call Ultimate HD. There are people out there who have HD TV or HD video. We actually span HD across the different multi-modal environment, across voice as an HD. We were the first ones to launch HD voice in Q4 of last year. And I’ll talk a little bit more about that. We have the industry’s best HD video. And then HD content. And we actually have HD bridges where if they’re a multi-point call, you can do those over HD.

Spectralink

Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

This is the HD video system that we launched in December. It started shipping in December of last year. Has done very well. Just wanted to share that with you. And the conference phone in the front there actually is the HD conference phone which will be launched in the next two quarters, sometime over the next two quarters. And that actually is the next generation ID of our current conference phones. And this is the IT version.

And it talks about HD voice products. We have products which do HD voice all the way from the little communicator on your far right, which is a USB device which works with Skype and soon with other call management platforms. And then conference phones and of course desktop phones. And the key element of HD voice are much more enhanced clarity, 2X to 4X acoustic clarity technology and system design.

Now you are familiar with these markets. We are, as you are, very strong in the vertical markets. You’re strong in healthcare. So are we. A lot of the doctors in the medical community use our systems for patient care. Education we are very strong in and enterprise absolutely. The federal government uses our systems a lot.

Here’s another slide on partnerships. So we clearly believe in building an ecosystem of strong partners. That’s how we believe we can provide a complete solution for our customers. So what you see here are some partners in the call management architecture space. Some names would be very familiar to you, right? Avaya, Nortel, Cisco, Alcatel. And then we have other partners who we ship our IP handset phones with. That’s one set of partners.

The other set of partners is on the present space architecture. So we have strong partnerships with IBM, with Microsoft, because we link into their instant messaging systems and present space systems with our products.

Wireless architecture as in 3G. We provide our bridges which can help bridge wire line and wireless products. Service providers, we have a very strong service provider business. All the way from the major tier 1 providers, who are both our customers as well as our channels. And then tier 2 and tier 3 and pretty global, Telstra is in Australia, France Telecom in Europe, British Telecom and so on.

And then finally a channel network. We are actually proud of our channel network. We are 100% indirect through channels. All of our products are fulfilled through channels. We do have a high touch sales organization where we work with our large customers. We have global account managers. However, the role and function of those people is to create strong relationships with our customers and then create the pull for our products. Help them understand the value of the products. And then we satisfy all those needs through the channels.

We are a global company headquartered in Silicon Valley. We have R&D in all of those places that are mentioned there. All the way from Vancouver to Israel, Tel Aviv and also in Bangkok. And then of course we have sales offices and manufacturing and logistics also. Pretty widespread. I have to say I think we would be one of the most widespread companies. We have R&D centers in at least half a dozen different locations on three different— four different continents.

Have a good customer base. Have a pretty solid customer base. I think we are one of the few companies who can stand up and say that 100% of the Fortune 1000 customers are our customers. They’ve used one product or another from Polycom. So it’s just like SpectraLink, it’s a very strong brand.

Spectralink

Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

Just a little bit about our quarter ending December 31st, Q4 quarter highlights and then I’ll share some of the last few quarters and year highlights with you, just so that you know how we’ve done over the last few years.

Last quarter our revenues were a new record at $186.5 million. Had a good growth year over year. Gross margins are pretty healthy. In the voice business, we had a good year-over-year growth for that quarter. And actually year, for the full year, we had a 35% growth over the year before. Video grew very well as well and again we had a positive operating cash flow of almost $44 million.

What the chart shows is quarterly revenue growth for the last three years or so. The light blue is the quarterly growth in ‘03 and the yellow is ‘04. And then ‘05 in the green is our last year, ‘06. As you can see, we’ve had a pretty good track record in growing our revenues over the last three years.

This is just the voice business. If you look at the voice business over the last 12 quarters or so, we’ve had consistent, solid growth. So that feels good. We call this the stairway to heaven.

VoIP has been the leading driver for us. We entered VoIP about three to four years back and had some rough starts. The market itself was trying to figure out what is VoIP and where is it going to get traction. But we were one of the early entrants and fortunately we’ve done well. We are focused on the hosted IP voice opportunity. Clearly focused as market leader for open, standard based handsets.

From a conference phone perspective, we are the sole source, strategic partner to the major IP PBX providers. Much of who are also partners of SpectraLink. So there’s a great synergistic relationship there.

And then we have, actually now we have about two million circuits conference phones installed out there. And there’s a huge opportunity to upgrade those phones to IP phones as the industry’s turning to voice over IP.

And then voice over IP’s just the beginning. Look at it as like a Trojan horse, right? People as they’re getting to voice over IP, they’re saying these devices can run applications. They can run the web browser on these things. And why can’t we do it on video. So actually late this year, we are launching the industry’s leading, high-quality video phone, which will be used for [indiscernible]. So a lot of exciting stuff going on.

This is how our business is spread out. We are 55% of our business in Q4 2006 came from North America. Europe is about 1/4 of our revenues. Asia is very strong. And Asia and Europe are growing faster. And Central America, Latin America, [indiscernible] about 4% of our business. And actually growing the fastest. [indiscernible] is growing the fastest.

Voice is 28% of the total revenues. Video leads at 55%. And Network Systems at 17%. And then you see our channels distribution happens. 54% distributors, two tier distributors and then VARS and service providers etc. And a small business through retail. We really don’t focus on the retail sector as much, but our products do find their way into the retail sector.

And this is another one of those disclosure charts that I have to put up. I’ll just leave it there.

Spectralink

Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

So that’s pretty much all I had for the formal presentation. And I wanted to do that so that you would get just a brief overview and highlights about who Polycom is. Again I wanted to take the fear of the unknown out as much as possible.

So what I’d like to do at this point is introduce our team who’s here. So let me start with— let me start from this side. Gary Nelson, could you stand up. Gary Nelson is Head of Operations for the voice business. Next is John Dwayne, John Dwayne is in service. He’s actually your neighbor. He’s located in Westminster. Then Jim Kroger. Jim Kroger heads product management and marketing for our wireline products. Gary Ziesés, Gary is head of HR for all Polycom worldwide. And then Steve Quakenbush. Steve is head of HR for voice and a couple of other functions. Sorry Steve I’m not fully aware, but I rely on Steve for all of our organization. And he does a lot of things. And then we have Ken Grenadier. Ken is head of voice sales for all of North America. And then we have David Phillips and David Phillips I bow to because he’s head of worldwide sales for Polycom for all products. So he— so he’s looking forward to a quota of almost a billion dollars this year. So, no pressure. Then we have Jeff Dixon. Jeff Dixon is head of voice over IP sales for all of North America. And who have I missed? Okay. I think that’s. Please have your seats gentlemen. Maybe I’ll have some people.

Thank you all for coming. I think most people arrived here early this morning. So, if I could invite some people on stage please. David? Gary? I’m just trying to get the functional heads and then Jim would you like to come up please. And John, please.

So John Elms mentioned in his talk earlier that we see a lot of synergy. So let me talk to you about where— how I echo what he said and where we see the synergies as well.

We’ve had pretty good success in voice over IP wired line in the desktop space. And we entered that on the basis of our conference phone business as a foundation, right? We had a pretty good footprint in the conference room. And we said, you know the conference room’s good. However the market size for the conference room is limited. So how can we expand? And we said, you know what, the desktop office market is 100X the size of the conference room. So why don’t we leverage our brand and our quality of product and voice over IP inflection point into the offices.

The last three or four years we’ve been successful in establishing a great footprint under— in the office space. So and now for the last 18 months or so, as we provide our wired products to our service provider community, to our channels, to the enterprises. They are saying, you know what we have a need for wireless.

So for the last two years, my team and [indiscernible] aren’t here, but my team and I have been looking at what can we do to satisfy the need for wireless solutions for the enterprise? And honestly speaking, I looked at ODMs. I went, I have shared this with John, I went to Asia looking for ODMs. We tested at least three different manufacturers and none of them really met our quality standards.

And then we started discussing one of my business development folks, Mike Seta was discussing with Jim, almost a year back, hey how can we get into an OEM relationship? And one thing led to another and we said, you know, this makes so much sense that these are complementary product lines. However, it’s the similar go-to-market model. It actually allows us to have a complete portfolio, so customers can come to one source for wired product and wire LAN products.

So that’s the whole idea. And that helps us leverage the wireless products into the service provider space. It helps us leverage our video products into the, into the vertical market that SpectraLink is

Spectralink

Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

in right now. And it helps us expand the mainly North America business in Wi-Fi internationally, because we are very strong internationally. So as a larger company, where we have an established channel of network— established network of channels, we can just leverage those channels to get to market faster.

So all of those are just a good things. So I’ll just pause there and if you’d like to make a few comments, sure that’s fine. And then we would like to open the floor for questions. So be ready with your questions. Okay, David.

David Phillips:	Okay, well good morning I too am, excuse me, delighted to be here. What Sunil is too bashful to tell you is that you’re in capable hands in our business. He has grown the voice business considerably over the last couple of years. It’s about $250 million now I guess. And now it’s going to be—

Sunil Bhalla:	That’s the goal for this year.

David Phillips:	Right. And yes I know.

Sunil Bhalla:	It’s a great thing right when you’re in sales, everybody does all the products and the acquisitions, you know the outs, and then all of a sudden it turns up in your quota. I mean woo, where’d that come? So I was personally coming here to make sure that this was something we could actually do. And you know, from the conversations, I’m absolutely convinced, in fact, I’m, as I say, delighted to be here because I absolutely see the value in this acquisition. And from a sales perspective, that’s a tough thing to say, right? But don’t tell anybody else.

Bu the fact is that this is a big business. This is going to account for something like 40 or 50% actually of the total Polycom business. So you’re not coming in under a little piece and nobody’s going to take much care, not much attention. This is the focal point of what we’re going to be doing in the next couple of years. This is a natural extension to our product portfolio. But more than that, from my perspective, it’s a wonderful synergy in terms of our go-to-market strategy.

We’re changing that a little bit this year. And I’m not going to take you into that. You’ll see enough of it I assure you after the acquisition and when you all become part of the team. But the fact of the matter is that we’ve been extremely successful in the kind of transactional business. And now as move into the more consultative business of actually getting to end user customers, the Forbes 2000 and having the conversations, this product portfolio and SpectraLink’s image in the market is actually going to help me enormously to pull through other products and to put together a portfolio that’s going to enable us to grow our markets, to grow our footprint. And especially frankly with some of the OEMs that you have

We’re already talking with the Avaya’s. We do business with them. We do business with Alcatel. We do business with Nortel. It’s wonderful for us now to go in and say, oh by the way you know because we love you so much, we actually bought a company to, you know, make it all easier for you. So you have a single point of contact in all of that.

So we have a great deal of and the team and I will be working together for a couple of hours this afternoon just to solidify some of the ideas. The great news is, we’ve got lots of ideas. We’ve got lots of things to do and lots of opportunities. So I really am very, very excited and look forward to meeting as many of you as I can, at least in the couple of hours I’m here and certainly will be back to check on you in the next couple weeks as well, right?

Spectralink

Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

The other thing is that you need to know, I’ve only been in Polycom for about six months. I think it’s six months.

Unidentified Speaker:	It’s about six years right?

David Phillips:	No.

Unidentified Speaker:	It’s six months, right, right, right, right.

David Phillips:	So I’m fairly new to Polycom as well. And I thought maybe a little bit of empathy here to let you know. Polycom’s a really great business. I mean it really is. The people are super. We like to get things done. We like to get results. You need to know that. That this is a results-oriented business. We know how to get results. And we work really hard at getting everybody aligned, the business units, marketing, strategy, finance, even HR occasionally, to help us get the results, to help us satisfy our customers. And we’re on this wonderful, wonderful trajectory. You saw the numbers come up there.

The whole company is on a great growth. We grew by, I’m not good at math, but about 19 or 20% right this year? And we’re planning to do the same again in 2007. In fact, it’ll be a little bit more now no doubt.

So this is a growth company. This is fast. It’s high-paced. It’s interactive. No politics, we don’t have time for that. It’s all about getting the job done. And if that’s what you like, and if that’s what you’re into, then this will be a super place for you. Absolutely super place. I can’t believe my luck to be in this position. I worked hard all my life just to get here of course. But I can’t believe my luck that I’m in this position.

There are so many opportunities and it’s such a great place to be that I’m just enjoying myself. And I really, really look forward to the opportunity of bringing you into the family, getting the quotas out to the sales people, making sure they make them so that we can then grow the business in both.

So if you have any questions for me throughout the day then please just, you know, pop up. We’re all very friendly and we look forward to talking with you. Thanks very much for your time.

Unidentified Speaker:	Thank you David.

Sunil Bhalla:	Anyone like to say a few words. Just come down here.

Gary:	Sure. Good morning. It’s great to be here. As David said, there are a lot of great things going on as a result of the acquisition that’s taking place. I’ve already had as Steve Quakenbush, who works with me, has had an opportunity to work with some of your folks already and visit in the background without your knowing it. And the announcement occurred yesterday, a culmination of all the work that’s been going on for the last few weeks.

And it’s an exciting time. And for some of you it’s a time of trepidation because if you haven’t been through an acquisition before, particularly on the side of being acquired, it’s a lot of natural questions that everyone has about do I have a job? Do I still have my doctor? All of those things that are really important to us personally, aside from being part of a really strong growth company. Those are the things that you think about first, is how does it affect you immediately? And we’ll have answers to that.

Spectralink

Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

This is an introductory meeting where we won’t be going into lots of detail. We’ll be giving you overview of things. And then be coming back on a regular basis, physically trips here as well as a lot of email, a lot of postings to your website to get questions answered and things like that. So I think it’ll be a— you’ll see a steady flow of information starting today.

And if you don’t, then let me know and I will be getting, ask Tammy Palmer to give me the email addresses of everyone. My natural way of doing things through acquisitions and I’ve done probably 18 and have been on the receiving side as you are sitting on 3. So I know it from both sides of the equation of what it feels like and trying to keep from breaking anything in the process of putting two companies together is always the challenge.

So I asked Tammy to give me a— the list of emails and you’ll hear from me regularly. And then you’ll see information posted to your intranet site regularly so that the questions that one person sends me by email gets posted for everyone to see.

So the faster we can get information displayed and disseminated the better off everyone will be. So I think you’ll— it’ll be quite a ride. I’d like everybody to fasten their seatbelt cause we’re going to be going fast in the next couple of months to get this together in time for an official closing of the deal. And then the integration of the two companies continues after that as well.

David kind of stole without knowing it, part of my presentation which is about being personally excited to be here, not just here in Boulder but with Polycom. I’m fairly new as well. I’ve been here a year and a half. And without exaggerating, I have to say it’s the most fun, it’s the most fun company I’ve worked for. I’ve worked for a lot of companies, good companies. Mega size companies, some of our partners. I worked for Alcatel. I’ve worked for some mega size, hundreds of thousands of employees down to start-ups, very successful start-ups. And this has been the most fun. Year and a half has gone extremely quickly.

And I look forward to being very helpful in the process of putting these two companies together, just from the experience that I’ve had as well as the experience, for example, what Steve Quakenbush has had. He’s been here six years and has been on the Polycom side of acquiring, how many acquisitions have we done? Eight acquisitions of various sizes. So we’ve grown by organic growth, by hiring people from other companies, but we’ve also bought other companies to grow.

So it’s been a combination and it’s always an interesting combination to try to meld all that together into one company. And I think as Sunil and David said we’re of similar culture from what we understand of you so far. So I don’t think you’ll see a lot of difference in the way we operate and the intensity in which we operate and the ability for us to accomplish things. It’s probably very similar.

And so you won’t see much change as new faces being injected into the equation. And let’s see there’s one other thing I wanted to mention to you. Oh, we’re going— I think Sunil mentioned we’re going to do Q&A. Tammy has some cards, 3 x 5 cards, for people to write questions on. They can start sending forward. And we’ll do our best to answer at a fairly overview high level of answers to those questions because there isn’t time to go into a lot of detail today. But as I said, you’ll see more visits from us as time goes on and questions being answered on the website.

So for now, thanks for your hospitality. Thanks for being here and I’ll be over at the facility today as will the rest of the team to spend time with small groups, large groups, whatever we can put together in a day’s work. Some work tomorrow and then we’ll be back again soon. So thanks very much.

Spectralink

Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

Sunil Bhalla:	I’ll differ a little from what Gary said. Gary said we are essentially the same culture. I think what I’d say is we have some elements that would similar. I think I do realize we have some elements which will be different. And what we are committed to do is respect those differences and understand those differences. So bear with us as we learn about the culture here and as you learn about the culture about the Valley. All I’ll commit to is that we will respect the culture and we will support it. And we’ll learn to work together.

So that— the other thing I wanted to say is and maybe John wants to say a few words on this too, as to what happens from now on for the next 90 days. Yes, we made the announcement. However, that doesn’t mean that we’ve become one company. This transaction will hopefully close sometime over the next 90 days or so. Our target is that we should close it by early April. That’s our target. However, there are some things outside our control so it may stretch into May. But definitely in Q2. That’s the target.

So between now that we made the announcement and close, we actually are required to operate as independent companies, separate, independent companies. So let’s keep that in mind. Our team is aware of it. I think John will share more with you all and the management team. However we will— we can continue to have discussions, make plans, but we can’t really implement things together until we close. So John you want to comment?

John Elms:	Yeah, thank you Sunil. As Sunil said, there are regulations that are issued by the Securities and Exchange Commission that suggest, actually require that SpectraLink continue to run its business as if this acquisition were not going to occur. So when we leave here today, it’s business as usual. We will be issuing our comp plans to our sales organization. We will continue to go forward with our fiscal year change. February 1st becomes the first of our year

There were questions about why didn’t we make the change in PeopleSoft? Well the reason was at some point in time, Polycom may wish to change that fiscal year. But as of today, we are going forward with that change in fiscal year. So I know that’s a question the folks had for me.

I’m here to support the Polycom team. Polycom is well known to me. I was once a PictureTel guy. I had left PictureTel before Polycom acquired PictureTel, but in fact many of my former colleagues and employees are now Polycom employees. I know the company well. I know it to be a good company. And this team is committed to work with you and to go through the planning process to insure that we have a smooth transition. And I will point out on the conference call yesterday, Bob Hagerty said in his prepared remarks, the headquarters for this business will remain in Boulder, Colorado. So Sunil didn’t say that today. I wanted to clarify that.

Sunil Bhalla:	I’ll second that.

John Elms:	Okay. So—

Sunil Bhalla:	And for the KIRK telecom business to remain in Hartford. Yeah, so I guess we should open the floor to questions. If someone wants to ask a question, that’s fine. If someone’s written questions on— do you want to collect those?

Yes, please. Question: How does the integration of SpectraLink happen in a global company such as Polycom? I’ll be happy to answer that. Could you introduce yourself? I’d love to— Okay, great yes. So Reggie’s question is how does the integration of SpectraLink happen in a global company such as Polycom? So there are various dimensions to that right?

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Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

If we look at the different functions, R&D and engineering, we don’t have anything in Polycom that comes close to the core competency that R&D in Boulder has. So we are looking forward to strengthening that team and to fund that team more. Actually plans are to invest more in R&D this year as well as in marketing. So same thing is true of product management. Product management needs to be close to R&D so they can plan products together.

Now what happens is where the integration comes in is in the infrastructure, right? So what are the different development tools we are using and keyway systems we are using? I think that’s where we get together and integrate those systems. Then we can work more as one company. And then I think you can go function by function. I think I could talk about sales and IT and HR. But the primarily focus is keeping the headquarters here and then integrating the infrastructure so that we can have like one communications pattern for the whole company and also establish a set of communication sessions with the other sites.

What you’ll see happen after we close is because we provide all these video products and voice products that the level of collaboration just goes up exponentially. I mean I have, most of us have video systems in our offices. Right? And we use them like two or three times a day because if we need to reach across to a person in Bangkok, Thailand or in Europe or anywhere else in Asia, we just dial a four-digit or five-digit number, like a phone number and boom, we see the person and talk to them. So the level of collaboration just goes up.

So I don’t know if I can get into details Reggie, but clearly the center of focus stays here. And then we integrate the infrastructures to bring people together.

You have questions? Okay, while these people are trying to read the questions, any other questions from the floor? Okay, what do we have?

Gary:	I’ll just take them in the order that they came in.

Sunil Bhalla:	Yeah.

Gary:	First it says, welcome to Colorado.

Sunil Bhalla:	Thank you.

Gary:	Thank you. Can you give us a general overview of how our sales organizations will be integrated, particularly inside sales support?

David Phillips:

Okay. Okay, I’d like to know who asked the question. [inaudible] Okay, didn’t know you were so fussy. Okay, I’ll answer the question again. So we’ll have 106 sales people inside sales. I guess the question came from some of your inside sales. This segment— so first of all, today we’re going to go through a plan already quite honestly I’ve been looking at the organization and everything else. And for me it’s a great opportunity to have another 106 people out there pounding the streets and selling this equipment, right?

So in the short term and over the medium and long term, things will get even better. But in the short term, we’ll keep it as it is. We’ve got a quota to make. I think you said you’re going to give your quotas out today.

John Elms:	This week.

David Phillips:	This week. I might help you with that.

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Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

John Elms:	Would you like a bigger number David?

David Phillips:	Yes, we should talk John. But anyway more seriously, so we will be giving the quotas out. It’s imperative that we continue to make the numbers. All right, and we’re good at it. So it’s not a, you know, it’s fun, right. Making numbers is fun. So it’s imperative that we do that.

From an inside sales perspective, I really don’t know yet because frankly I haven’t looked at that. But you have special skills, you have special customers. And at least in the short term and the short term being 60, 90, maybe 120 days, we’re just going to look at that.

One thing I will tell you, this is, this company is a collaborative company, right? In many senses, my style is to talk to people and understand what you do, how you do and what the effect is on how we leverage that. So nothing is going to happen from a sales perspective without due consideration, without conversation, without knowing and understanding the business.

When we all understand the business, we’ll almost, excuse me. I think I’ve got the flu coming on. We’ll make these decisions not collectively exactly but there will be lots of inputs and there will be lots of conversations. And we’ll do the right things for the business. And we’ll do the right things for the individuals. But the sales organization is really exciting and I’m looking forward to getting a grip so that and actually getting the quotas and making sure that we make the numbers.

Does that answer the question?

Gary:	Yeah, I’ll do that. Another question and I’m going slowly because I’m making sure I can read the handwriting first. Most of the handwriting is very good by the way.

Will there be a brand new name? And if so, when will it happen?

Sunil Bhalla:	So let me read that. We value the brand equity in the SpectraLink name. So I have no plan to change it in the near term at all. The same goes for KIRK Telecom. They have a lot of brand equity built in the European region. And we’ve learned over the years of acquisitions and our experience, to build and leverage brand equity rather than destroy it.

So we’d like to do, what we’d like to see happen is, how can we leverage the brand equity of SpectraLink and Polycom together? So we’ll let the marketing folks work that out. But there is no plan in the near future to do away with the SpectraLink brand. I’d like to keep it there and just keep Polycom brand in the background so that people realize it’s a Polycom company.

Gary:	Okay, the next question, he put his name on here so I’ll mention Brian Jones had asked, you have indicated that you are looking at the desktop market. This is an area that to date has been jealously guarded by the PBX vendors. Either by using private protocols or private protocols embedded in standard protocols, “standard” protocols. How do you plan to break into the market if the PBX vendors choose not to allow it to happen?

Sunil Bhalla:	So I think the answer to that is yes. The PBX vendors are controlling a lot of the protocols. And the way SpectraLink’s been successful and Polycom at least in the conference phone business has been successful is by licensing those protocols and then providing products under that umbrella.

However, if you see our success in voice over IP handsets, I think it’s fair to say there are zero voice over IP handsets we sell which are based on proprietary protocols, right? They’re all Zip open standard space. In fact, when we talk to large accounts, large accounts as in people who

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Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

have employees over 10,000 people or even more, they come and tell us. We’d love to get open standards products on these platforms. So they’re forcing people like Cisco to support Zip and other open standards.

In fact if you’ve seen the growth of the Digium Asterisk platform, right? That’s the open platform. It’s the fastest growing platform in the telephony space. So I really believe that over the next five to ten years, we will see a lot faster growth in the open standards space business.

Yes people will have extensions to the standards, to the Zip standards. That’s fine. But they’ll— those areas will grow a lot more as opposed to the closed PBX space that Avaya and Nortel have today.

Gary:	Okay. Another question, Polycom sells through channels. What will happen with SpectraLink’s direct sales team?

David Phillips:	Who asked that?

Gary:	Sunil asked that.

David Phillips:	I’ll bet he did. The, I think I answered the question in part at least a little earlier on. As I say, I’m fixated on this 106 people. I want to go meet every one of them and get them gainfully employed in making the numbers. The good news is that as you joined the companies, bigger companies, especially ones growing like ours, we are actually growing our sales team, never mind the acquisition, by about 100 and odd people this year. In fact, we’re in a frantic hiring phase right now. We have a sales and marketing-led company for 2007 and forward. And there’s a lot more besides in that conversation. But we need great sales people out there. We need people who understand the markets. We need people with relationships with the OEMs, with customers. We need great people who can meet their quotas. Right, John?

John:	That’s right David.

David Phillips:	Thank you. Okay and so if, you know, for those individuals who really want to get on in this, it’s a great, great opportunity. I promise you. And I’ve got two left guys down here. I don’t know if you’ve met them but you might want to stand up again, Jeff and Ken. They’re twins, yeah. They don’t know it but nevertheless.

These are the sales leadership. They’re two of the best sales people I’ve ever worked with and I’ve been around a long time, I can assure you I’ve been with big companies myself. Alcatel, I think with Alcatel with you, Avaya, Lucent, AT&T. I’ve seen a lot of people. These are two just great guys and we’re going to spend a lot of time and energy making sure that we get the sales machine working even better than maybe it is today. That it works in conjunction with what we’re doing in terms of a strategy. We want to become part of the team. And as I say for those people who really want to do this, it’ll be a great, great opportunity. Thanks guys. You can sit down.

Gary:	Next question and I’m not sure who would really take this one, but we will— will we retain PCBA and is it ATO? Whoever asked the question, is it ATO or ATD? Okay, PCBA and ATO operations in Boulder? And will Mexico remain or will it be outsourced?

Sunil Bhalla:	So we have not made those decisions yet. However, I’ll let you know that we do practically all, not practically, all of our manufacturing offshore either in Thailand or in China. And we will be looking at what is the most efficient way of doing operations. Because I think that’s important for success of a business that we invest in the right areas and do things most efficiently because there’s

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Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

competitive pressures out there which are really, really high. So we haven’t made those decisions yet. But we will be looking at what’s the best way, most efficient way to optimize the business. I have no idea about Mexico yet. We will be streamlining operations on the PCBA side. So I think we will definitely share those plans as we go forward.

Gary:	Okay. Next question. Does Polycom have any female executives? None, none up here that I know of. And but the, but to answer your question seriously, yes. If you look in our executive listing on our website, one of our 16B officers which is equivalent to senior vice president from a legal standpoint is Laura Durr. She’s our Vice President and Finance Controller, Corporate Controller. Cathy Crusco in finance is VP of Financial Planning and Analysis. Sunil’s head of engineering. Pamela Adams we just recruited not too long ago from Aruba. Yeah, Susan Davies is our— just want to make sure I get the titles right, Vice President of Quality. So there’s a— I won’t say an endless list, but there’s a long list of very, very high qualified female executives in the company. And as we grow, we’re bringing more diversity into our company.

Our company’s very diverse as it is. As much because we’re located in so many different parts of the world, but also here domestically in the United States. So it’s been— it’s a great challenge to recruit top talent period. We don’t have preferences as to who we hire as long as the talent’s good or better. And so it’s where can we find the best talent in the world? And that’s really what we’re seeking all the time. So from the standpoint of who we are as a culture and who represents us as employees, I think you’ll see a very wide diversity of people.

What would be the top three priorities after the close of the acquisition?

Sunil Bhalla:	I think the first priority would be to make sure that we don’t impact sales. I think that’s clearly the most important because if the top line revenue growth, having top line revenue growth really funds the rest of the company. I think to me that is the first priority. I think very close with that is making sure that our key customers and partners are reassured that they are in good hands, that we will respond to their commitments. In fact, we will do better than we’ve done before. And with us they will succeed and have more value.

But to me, taking care of sales and customers is the number one priority. I think once close is behind us is to make sure that we have a solid roadmap, a solid innovative roadmap which takes care of both the near term and the medium term. I don’t care much about five years out but I do care about two years out, right? And I care a lot about the next 24 months, right? So we need to make sure we do those things.

If we do those things well, if we take care of the top line, if we take care of our customers, you know, other things take care of themselves. And then in the background, they’ll be integration stuff going on with IP systems and so on, which is really important and key. But we can actually enable that and fund that if our top line continues to grow.

And I didn’t put on the list because it doesn’t need to be on the list as an underlying foundation is working with people and making sure the concerns are addressed and we are very open and direct as to what’s going to happen over the next three to six months. Because I know as Gary mentioned the personal concerns are always top on the list. What’s happening to me? What’s happening to my job? What’s happening to the benefits I’m getting, etc. etc.? So that goes without saying. That is the most important thing. David’s giving me some flu here.

Gary:	Next question, when will we be able to sell stock? Is Bob Husted here? Leah?

John Elms:	Leah’s over here and Bob’s— [inaudible]

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Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

Bob:	Is this on?

Gary:	Yeah.

Bob:	Okay. The third business day following the significant announcement. In the past, our significant announcements have typically been the earnings release. So if you look at yesterday as the significant announcement, what is today? Today’s Thursday. Friday and then so Monday the market, we should be able to sell stock and buy stock.

Gary:	Hitting on something that some of the personal concerns, here’s a question. Will we keep our PTO?

I think the answer’s yes. And the answer’s going to come in various forms. And help me out Steve if I trip up here. The PTO that you have currently banked plus what you accrue will continue certainly until the close of the deal. We have a very similar program and I think, if I saw it correctly, the schedule of accrual is, is it larger? [inaudible] Yeah, so we have a higher limit and then as Steve said, we accrue as you, rather then having a cliff for each of the accrual schedules, whether it’s five years, ten years, or whatever, each year you step up a little bit more until you get to that, as you get to that next level. So it’s actually a, not compounded but it’s accruing faster than it would if it was a cliff arrangement.

So I think you’ll be pleased with what you see in the form of PTO as it is from a level standpoint for how many years of service you have as well as how you accrue it. And you use it very similarly. Whether you use it for vacation, you use it for sick. It’s all combined into one PTO bank. So you won’t see much if any difference there. Good question. [inaudible] Yeah? Okay. Yeah, did everybody hear the answer or the expanded answer? [inaudible]

Okay the question was it was an expanded answer on the question having to do with when stock could be sold. Okay. Bob? So what Bob explained a couple minutes ago about selling on the third day after the significant news, which would be Monday, is for the, people are considered insiders and people who are insiders know who they are— You could sell today, correct. So if you’re not an insider, you can sell today.

Bob:	Say normally what I’d do is I’d submit or I’d send out an email— yeah, Sun, Sun—

Sunil Bhalla:	Keep going, keep going it’s fine.

Bob:	Okay. I’d send out an email explaining this process to employees and I’ll send that email out today. The email is for insiders. If you’re an insider, remember you still need to receive approval for your purchase or sale of stock or exercise of stock options. So and you can send that request to me. If your title is below a director, if you’re a director or an executive, it has to go to Ernie Sampias.

Gary:	Bob, with the expanded answer to the question was, if you’re not an insider, you can sell at anytime at will.

Bob:	That’s correct.

Gary:	Correct.

Bob:	Yes.

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Moderator: John Elms

2/8/2007 - 11:00 AM ET

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Gary:	I’m assuming people on the phone could hear his microphone.

John Elms:	I believe so.

Gary:	Okay, okay. What percentage of SpectraLink employees do you expect to keep? I’ll start off by saying I’ll let Sunil expand on it. And now he can take over. There is no expectation of how many people we’re going to keep. The part of this process between now and the close of the deal is to look at the talent base that’s here and determine how it gets integrated into Polycom. It is not everybody. And I think anybody who would even suggest that would be foolish.

As being part of a G&A organization in HR, people like who are in finance know full well that when two companies come together, there isn’t going to be but one corporate headquarters. So some positions are not going to be kept. That doesn’t mean that the person necessarily is going to leave because if there’s another position open that that person could fill, then they’d possibly might move laterally. But there will be some amount of people whose positions end up transferring or the duties end up being assumed by the corporate headquarters for Polycom. That’s a reality with every acquisition.

So hopefully that’s a minimum of people but for the people that it affects, they don’t care if it’s a minimum number or not. It affects them directly. So we’ll be working with people as to what’ll happen next in terms of plans for them and soft landings for them and whatever we can possibly do to make the outcome a positive one. But that’s the reality of any acquisition. From an organizational structure standpoint, maybe Sunil wants to elaborate a little bit on that or kind of what your thoughts are initially.

Sunil Bhalla:	Yeah I think it’s fair to say that at this point we, I, we just have scratched the surface in terms of understanding the SpectraLink organization and the SpectraLink business. I think— we know enough to be dangerous. So, you know, I don’t want to make any more comment than that.

Gary said it well. Our commitment is to grow the business really and we’ll need to fund it in the right areas and we’ll need to optimize in the right areas as well. So and we’ll work together to do that. That’s why all the functional folks here are here so that we can at least start to have a better understanding of the business.

In terms of what we’ll do, I expect to hire a general manager who will head, who will based here and lead this business and grow this business. Because I’d like to see this business, you know, double in size in the next two to three years. Because this is a hard growth market. The opportunity is huge. So we need to identify which of those market segments which are growing. How can we take our core competence and leverage it into those markets to grow the business? So there aren’t many markets which are growing as fast as the space that SpectraLink is in. So and that’s part of my excitement, why I’m so excited.

So I really don’t know the specifics, otherwise I would let you know. But the goal is that from now through closing, as we understand the business more, we’ll jointly make plans and together work towards it after that.

Gary:	Next question, what is the plan for unexercised SpectraLink stock options? And there’s a follow-on question that’s unrelated to that. So, let’s take that one first, unexercised options?

John Elms:	Okay, so in the definitive agreement that we’ve executed between the two companies, there is a plan and Leo you’ll have to help me. There is a plan for the board of directors to accelerate all

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Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

options that are at the acquisition price and below. The 2000 option plan and I guess there’s a 1996 plan before that, were written in such a way that they are not assumable by an acquiring company. So options that are not at $11.75 will go away. And the new employees of Polycom will get Polycom options as a function of their normal grant process for Polycom employees.

Sunil Bhalla:	Yeah, great John, great.

Gary:	And that answer may have gone by pretty quickly in terms of trying to follow what some of the subtleties will be for you individually. We’ll elaborate on the website on those types of questions so you get a full, complete, written answer. But expect that in the next, you know, kind of week or two as we start adding information to the website.

The follow-on question was unrelated and it has to do, it says healthcare? Obviously one of the biggest personal issues people go through while being acquired is what happens? Do I lose my doctor? As I said earlier. We have a robust, comprehensive benefits program including the medical side. We use United Healthcare. We’re self— we’re self-insured as most companies our size are. Our plan administer is United Healthcare. And they provide the network of doctors as the— generally as the PPO option.

The— we also offer in Colorado Kaiser for people who are interested in HMOs. So we’ve had some recent sign-ups. This is the first year we’re offering HMO in Colorado. So you’ll have choices from those two sets of plans. Dental, all the other normal coverages. All the coverages that you currently have, we pretty much parallel with different vendors. So then the question comes down to individually, being able to access our website or it’s actually the United Healthcare website for example. Which I think you can probably already do. So if you go to UnitedHealthcare.com, you could— for the doctors that you’re most concerned about, look up to see if they are in the network. If they’re not, don’t assume that they’re not. Check, start checking with us or check with Tammy and we’ll get the information for you as we go. Because often times the doctor list is fairly dynamic with any healthcare providers. So someone who’s not on there now could be on there tomorrow. And just isn’t listed yet because they only do them in batch updates.

So check with us if you’ve got a concern, if you’ve got a particular specialist you’re concerned about, check with us on that. But I think you’ll find as we’ve found with other acquisitions we’ve done is that it’s been an extremely small number, given the provider we’re using, but an extremely small number of doctors that don’t overlap between the plan of the acquired company and Polycom. So look forward to more information on that but start asking the questions and sending the, you know, the questions about specific doctors through Tammy and then we’ll get the answers for you.

Tammy Palmer:	One thing I want to stress is that until the acquisition closes, we are still on SpectraLink’s healthcare plan.

Gary:	Right. Sorry I didn’t mention that.

Tammy Palmer:	That will, that will stay the same.

Gary:	Everything stays the same until close.

Tammy Palmer:	When everything does close, there will be— if I understand it right, a separate open enrollment.

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Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

Gary:	There will be a separate open enrollment we’ll be here in person along with the United Healthcare representatives. But even before the open enrollment starts kind of like a health, health fair type of activity to get you up to speed as to what the plan of benefits of are. So they’ll be more information coming out on that.

[inaudible] That’s true. We have two—[inaudible] So for those on the phone or anybody in the room that didn’t hear Steve Quakenbush, we actually have two sets of HMOs. One is provided underneath the United Healthcare banner along with their PPO. And then a separate one because of a demand by employees in Westminster, asking if we could add Kaiser. And Kaiser, given the number of people who are interested, said yep, that looks like a reasonable number of people to participate. So we’ve got Kaiser as an HMO as well as the United Healthcare HMO.

And if I remember correctly, the Kaiser being classified as a closed panel where you go to their facility where it’s all kind of end-to-end solution. You know you have a primary care physician then they send you to a specialist. And then United Healthcare’s HMO is a closed panel but you get to choose from a list of doctors and then you go to that doctor’s office rather than to a— there is no United Healthcare facility. So it’s a different style of HMO depending on what you like personally. So you’ll see a lot more information coming out on that soon.

Tammy Palmer:	We’ve also had some follow-up questions about our HSA money and things like that and—

Gary:	Yeah, we’ll get you more information on the HSA because we don’t have an HSA. Not that we’re not going to, but we don’t have one right now. So for those who have already enrolled and have been putting money into the HSA, we need to work with you individually and we need to establish a policy on how we’re going to convert it. Cause we won’t have an HSA in time to bring you into Polycom so we’ll have to make a decision on how we handle that. But we’ll work through those speed bumps as we go.

Somebody had a hand up about— it was about HSA. Okay. Gary, question—

Unidentified Speaker:	My question was about deductibles. You know now on our plan we’re having to meet a deductible before it’s covered by insurance. And I’m just not sure how with the new insurance we’re going to have to meet another deductible again before we become covered?

Gary:	Steve when was the last experience on it. Do you remember? Okay, I’ll get an answer on that.

Unidentified Speaker:	Thank you.

Gary:	Sometimes we’re able to get you credit for what you’ve put towards your deductible already. But we’ll definitely get an answer on that. That’s an important one. Anything more on the healthcare?

Maryanne Smith:	This isn’t about healthcare. I’m Maryanne Smith with inside sales.

Gary:	Hi.

Maryanne Smith:	But I wondered if you could tell us about your Broomfield or Denver office? Like what’s there? How people? How big the facility is there? And what you do there?

Gary:	Sure, yep. The question was if they didn’t hear on the phone about our local Westminster office, what’s the composition of the Westminster office? And somebody’s going to need to help me actually. Yeah, John Dwayne from Westminster is best—

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Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

John Dwayne:	Yeah I can answer a few things on it. So, thank you everyone. We have a number of different functions there. It’s actually that facility used to be Voyant for those of you who know Voyant. So that was acquired by Polycom a couple years ago now.

There’s a couple different functional areas here. There’s a services team, which I’m a part of. It’s about maybe 35 or so people located in the facility there. There’s a fairly large engineering organization that’s primarily aligned with the network systems division that Sunil mentioned. And then there also is some sales people, Ken Grenadier who’s in that office and a handful of sales people. And then there is a manufacturing organization there as well. It’s primarily doing NSE products again.

So all in probably around 100 people or so would be my guess. And it’s located in Westminster. Those of you who know where the Avaya building is on 120th. It’s really, you know, pretty much right across the street from that facility.

Gary:	So close neighbors and yeah, I think it’s a little over a 100 isn’t it? Yeah. Any other questions on the Westminster office? Okay.

Back to some personal issues, how will already scheduled vacations be handled? Those will be handled ongoing as SpectraLink. So it’s not something we have any decision making over so, check with your manager as you normally would for time off and go from there. And then once, if you’ve got vacation scheduled out beyond the closing date of the deal, same holds true. Whoever your manager is, I’m assuming it’ll be the same manager you have now, then you check with your manager to make sure everything’s still a go. And no particular hiccups should occur in that.

Stock options, did we answer that? Stock options, yep, we answered the non-exercised stock options question.

What’s Polycom’s dress policy for engineers?

Sunil Bhalla:	It’s suit and tie for everyone. It’s casual to business casual.

Gary:	No that’s flip flops and shorts in HR in Milpitas, California. You walk into— if you ever saw Steve’s— you will see Steve’s office. We’ll do a video from Steve’s office. It looks like a surf shack and scuba gear combined into one office. There you go. I get a hand for [inaudible]. Yeah, so you don’t have much of a following.

Okay, we covered that. We covered the stock option. Oh, there’s a question about what happens to SpectraLink stock increases in value beyond the $11.75? (It opened this morning at $11.68). So you want to walk them through the kind of dynamics of what happens with the acquired company stock?

Bob:	Sure, so, so we have a tender offer, a cash offer for $11.75. Typically what happens in these events is there’s a spread between the offer price at the end of close and the current trading price. And that’s generally a function of the amount of risk the shareholders see or the investment community or the arbitragers see and whether we in fact get to consummation of the deal. So as we get closer to the deal, you generally see that gap narrow. If an uninvited bidder which would arrive on the scene and say, for instance, we think SpectraLink’s worth $15.00 a share Sunil. You would then see the price move up. We don’t expect at this point and I was asked the question yesterday on the conference call, we don’t expect another bidder to arrive on the scene. We don’t see any great impediments to close. So between now and the next six to eight weeks, you should see a very narrow spread between the current trading price and the offer price from Polycom at $11.75.

Spectralink

Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

Gary:	And it tends to stay, correct me if I’m wrong, but it tends to stay stable for the reason, because it’s a cash deal.

Bob:	Correct.

Gary:	If we were— if we were acquiring SpectraLink part or in total for Polycom stock, then things could be much different. But generally the price stability holds right to the end and then as John said, that small amount of buffer in there is the risk factor of will this deal actually close. And there are, there is history of companies that tried to acquire, merge and it didn’t go to closing. So it happens. But it’s a small risk based on what we see right now with the spread. That’s a very small risk.

We covered that. Is there a time estimate for official employment offers? Not exactly. There will be offers forthcoming to everyone. Everyone will get a new hire package. It will be as if you’re hired— as if you were coming from some other company entirely. So there will be that type of process. And estimating the time, you know, some time between now and closing obviously, but hopefully sooner rather than later. I’d like to get everybody’s information to them. Make sure we’ve got it accurate— titles, salary, all of those things that you obviously worry about, that you should worry about. And then the invite package which consists of Polycom stock. So how will that be handled? So we want to get that information to you as soon as possible so you have a chance to look at it, think about it and feel good about it. And that’s really the effort here. So that’ll be forthcoming. And, but we don’t have a specific date. But keep that question coming and it’ll be on the front burner all the time.

Those were the written questions. Bob? [inaudible] Bob just asked what about employees who do not receive an offer to stay at Polycom, which will be the people whose positions are— will not be needed going forward either at the close or— There’ll be a— there will a couple categories, people who will not stay after the official close. People who will stay on for a period of time to do transition work, whether it’s one month, three months, six months, a year, depending on the function. And knowing that they won’t stay on beyond that. And then there will be the employees who will move over to Polycom as kind of a natural course of events as being part of the company that and positions that are needed.

For those who fall out of those categories where they’re not going to be needed, they will not receive a job offer or but they will receive help in out placement. There’ll be a program set up, established for people whose positions will not be needed. And then for those people who can’t find, maybe a lateral position within the company. Is that— is that the question you were asking? Okay. And give me your first name cause I know a few people but I don’t know a lot obviously. Barry. Sure. [inaudible]

Barry:	So the two questions I have are regarding technology. In— do you guys have any expectations of converging the technologies between, that are similar, between Polycom and SpectraLink? And the second one is yesterday there was a comment made on the conference call about new products. And I was wondering if you guys could elaborate a little bit more on what those new products might be?

Sunil Bhalla:	So like I said before, I really don’t have enough information as to— in detail about what technologies will come together. Let me, let me give you some examples. Polycom has no RF knowledge, zero. So there is no technology to merge. Polycom does a lot of Zip, Zip software work. So we would look at synergies there. And what other areas? You know it may make sense

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Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

to— for example Polycom does a lot of ID work with outside design houses. I’m sure SpectraLink does ID work as well for handsets. We would look for a common firm outside who would, who would give the same design language for products going forward.

So I, you know, I’m not being vague. I just don’t know right now. And I think we’ll work together over the next six to eight weeks to determine that.

And there was another part to your question? [inaudible] Right, right. So there are, there are a lot of ideas of new products, some of which have actually come from the SpectraLink team. Some of which the Polycom team had, but that’s all their idea. I think to get some idea to execution really takes understanding what’s the business case behind it. And we’ve gone through any active implementation until we close in any case.

I think what I would expect to see happen over the next four to eight weeks before we close is, a lot more discussion. You know what other ideas that SpectraLink sales team has? What are they hearing from customers as to the needs? What are the product management team have for ideas? Right? What does the engineering team for ideas? And what do, what does Polycom have for ideas. I think we pull that all in and then what we usually do is we say, what is going to give, create the maximum differentiation and innovation in the market while achieving good business return? I think that’s the process we follow. Just a very logical process. And I think we’ll have those discussions.

I don’t have any plan to redirect the work that’s being done right now into other areas. I mean I would just say keep at it. You know what the commitments are to customers, to the market. It’s very, very, very important that we continue to keep delivering on our plans so that we make 2007 exciting in terms of the top line growth. And the rest will take care of itself.

Gary:	There was another question over here right behind Barry. Oh—okay.

John Serville:	My name’s John Serville. I’m the shipping supervisor. And I’m wondering if Polycom issues stock for non-exempt employees as well as exempt employees?

Gary:	That’s been our history. We have for the entire employee population.

Brian Jones:	Brian Jones, just one quick question. What about years of seniority?

Gary:	Good question. Brian, the expectations we’re going to use service date that you have here at SpectraLink for things that impact benefits. So whether it’s PTO accrual, what else does? 401k, as far as the matching part, whether you’re vested in the company match. So we’ll use your service date. So using your service date, if you’re here for the 401k for example. If you’re here at least a year, then you would already have service credit built up to get the company match. So it’s not like you’re starting over again. And that’s the way we’ve treated each acquisition we’ve done. And it’s been very positive as a result.

I’ve worked with companies that have done just the opposite and just creates a lot of bad will and it doesn’t make any sense. So we use the original service that you’ve been using here at SpectraLink as a service date of Polycom and service awards and you know all the other stuff that goes with it.

Anything else from the house?

Tammy Palmer:	Figure it out if there’s anyway for people on the phone to ask questions and I don’t know where—

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Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

Gary:	Okay.

Tammy Palmer:	That is or—?

Gary:	Oh, great.

Tammy Palmer:	Maybe we should see if there’s anyone in the field. And then what time do we need to wrap this up.

John Elms:	Tammy, we need to be done at 11:00. In fact, we need to vacate the room by 11:00.

Gary:	Okay, we’re 10:30 now.

John Elms:	So we should perhaps plan another 15 minutes and give people an opportunity to move on.

Tammy Palmer:	Okay.

Gary:	Okay.

Tammy Palmer:	Are there any questions from the field? Can the operator Q&A the people on the phone?

Sunil Bhalla:	So while that’s happening, let me, let me make a few comments. We’ve been discussing, you know, John and I and the management team have—

Operator:	Ladies and gentlemen, if you have a question at this time, please press the one key on your touchtone telephone. Again, ladies and gentlemen, if you have a question at this time, please press the one key on your touchtone telephone. Thank you.

Sunil Bhalla:	I had the opportunity to meet about, a total of about 15 to 20 people in the SpectraLink and including the KIRK Telecom and SpectraLink organization. And you know, you’ve heard the saying that the true test of character of a person is in trying times under stress. And I have to say that I’ve been very impressed with the people that we dealt with over the last— the 15 to 20 people we’ve dealt with over the last three to six months. And that’s been a very positive experience for me. And if that’s the kind of personality and character that that we have in this organization, I think we are off to a great winning start. So I just wanted to share that with you as one.

Second thought I had was there will be continuing concerns, questions, do I have a job? What’s my role etc. etc.? And we need to really create an environment where we can take those questions and address them. So for now since we’re operating as independent companies, maybe the best thing to do is for you to send your questions to Tammy, right? To Tammy?

Unidentified Speaker:	Yes, that’s our plan Sunil.

Gary:	That’s the plan. That’s what I meant before.

Sunil Bhalla:	Send your questions to Tammy.

Gary:	Absolutely right.

Sunil Bhalla:	And we’ll find a way to address those questions and concerns. There’s usually in such cases there’s also sometimes a tendency that the people start worrying too much and there is negative thinking

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Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

going on. Try and avoid that. Try to get your questions out. We’ll be very responsive. We’ll get all the people who are responsible for different functions on our side address those questions. Because I think if we can address them, then at least you have an answer whether it’s good or bad, you won’t have the fear of the unknown. So we’ll address those questions right away.

The third thing I wanted to mention is and I’ve mentioned this I think three or four times before, is we are operating as independent companies. Let’s make sure we are focused and committed to our own activities in terms of 2007 deliverables, whether it’s sales or marketing or R&D or operations or service, let’s just stay focused on that please because this is a healthy growing business and that’s the best part. And we just need to see how we can keep growing it faster.

And finally, you know, I’ve been engaged in a lot of acquisitions as well. And I have to say, hats off to John and his team. The experience that I’ve had dealing, the cooperation, the directness, the openness is— I wouldn’t say it hasn’t been like one of the best. It’s been the best. So I’d like to give John and his team a big hand for all the help they’ve—

So with that, you know, we create a session over the rest of the day perhaps with different functional groups. And we’ll have an opportunity to address more questions. Thank you again. Thank you for coming.

Tammy Palmer:	The operator queued up with three questions from the field I believe. Sorry, if we can just do that real quick.

Sunil Bhalla:	Okay.

Operator:	Our first question from the phones comes from a Jimmy Fuda. You may ask your question.

Jimmy Fuda:	Hi, I was just wondering what happens to special interim employees that reside outside of Boulder?

Gary:	Inside/Outside of Boulder. The question was about employees who reside outside of Boulder? But I’m not sure what specific— what was the specific question? What happens to them?

Generally, all the employees whether it’s KIRK or whether it’s other SpectraLink employees within the U.S. or elsewhere, everyone will be treated the same. The company’s moving forward as SpectraLink until the close. Then after the close, as we’ve talked about, positions are being evaluated in terms of anything that won’t be needed going forward. And those, the vast majority that will and beyond that it’s— that’s really it.

Unidentified Speaker:	Business as usual.

Gary:	Business as usual, yeah. Next question.

Operator:	Our next question comes from a Scott Faust. You may ask your question.

Scott Faust:	I’m actually good. I’m going to hold my question and wait to see how things turn out.

Unidentified Speaker:	Okay.

Gary:	Okay Scott, thank you for calling anyhow.

Sunil Bhalla:	Scott, Scott, just stay positive.

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Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

Operator:	Our last question from the phone line comes from a Pat McEvoy. You may ask your question.

Pat McEvoy:	I have a two-part question. Will the current ESPP be honored? And then what would the tax implications be because of the short-term nature of the end of the period to when the close of your purchase?

Gary:	That’s an excellent question Pat. Thanks for asking it. The ESPP, the employee stock purchase plan, you have one. We have one. There’s two ways to go with that. And we haven’t— the two companies haven’t made a decision yet as to how it’ll be handled. One way to go is that your company may make, SpectraLink may make a purchase before the close of the deal or they may not. And then become over to Polycom and enroll in the ESPP at Polycom and the, if you didn’t have a SpectraLink purchase, then your money would be returned. So we haven’t made the final decision. Is that right Leah? That— [inaudible]. Okay. [inaudible]

Pat McEvoy:	You’re going to need to repeat that answer or get to a microphone.

Gary:	I’m going to repeat the answer.

Pat McEvoy:	Thanks.

Gary:	Yep, so the— it depends, Leah saying it depends on the timing of the deal. Your period ends March 15th. So if the deal closes before March 15th, then your money would be returned. If the deal closes after March 15th, then there’ll be a purchase on the SpectraLink side, which will then convert to Polycom at— you’ll get— essentially you’ll get cash is what happens. But there would be a purchase on the SpectraLink side before the close of the deal. [inaudible]

After, Leah’s saying after the close of the deal, there’ll be— since there’ll be no SpectraLink stock, essentially your stock becomes cash because it gets cashed out. And John’s going to elaborate also.

John Elms:	Just one point of clarification. On the call yesterday, the anticipated date of close is early in April, early to mid April, which if it follows that natural course, we will see through the conclusion of our ESPP. You’ll receive the shares.

And Pat in so far as tax treatment, that’s really up to the IRS. We’ll have really no impact on that.

Gary:	Definitely consult a— you know a tax consultant for that. But as John said, since we don’t anticipate closing before April, the likelihood is almost certain that you’ll have your ESPP but no guarantee until it actually happens. Correct.

Sunil Bhalla:	There’s a question here.

Gary:	Question up front.

Sunil Bhalla:	Is there another question on—

Gary:	Operator, were there any other questions from the phones?

Operator:	Yes, our last question comes from a Kerm Gill. You may ask your question.

Kerm Gill:	Thank you. Thanks for your time this morning.

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Moderator: John Elms

2/8/2007 - 11:00 AM ET

Confirmation # 1040275

Gary:	You’re welcome.

Kerm Gill:	My question is we heard you talk about Polycom’s channel partners particularly the OEM partners. I was wondering how Polycom’s— how Polycom lines up or matches up to SpectraLink partners that are non-OEM such as AT&T, Verizon, perhaps others?

Sunil Bhalla:	Okay, that’s a great question and in fact the synergies between those are superb because going into this year, we have, as I said, an evolution of our strategy and I actually in my pocket have a note from BT. We met up with AT&T about three months ago. They are three of the partners that we are actually moving along very swiftly with. So SpectraLink is going to help me consolidate that relationship and I’m looking forward to that very much so. If you’re responsible for those three, then you should give me a call right away. I will talk about your quota.

Kerm Gill:	Very good.

Gary:	Aren’t you glad you called now?

Kerm Gill:	Thank you.

Sunil Bhalla:	You got that guy’s name.

John Elms:	I had one, an answer to a question that wasn’t asked here but one that we have heard. And for the folks in the sales organization for whom President’s Club is part of your compensation plan, we will have our President’s Club this year in 2007. It will be at the Bacara Resort in Santa Barbara. And our new friends from Polycom are all lining up to joining us there, depending on space availability. So President’s Club will be unaffected by the transaction.

[inaudible] Success Club the same, yes. [inaudible]

Gary:	And we’ll fight for those. There’s a question up here but before I’ll let you ask it, I wanted to— I wanted to indicate that for those people on, that are still on the phone, I don’t think— you didn’t get a chance to see the presentation on the screen that Sunil gave. So I believe Robin are we going to email that out?

Sunil Bhalla:	We can post it on the web.

Gary:	We’ll post it on the web. Okay. So just so you know, there will be something posted on the web so you’ll be able to see that. Now we have a question up front.

[Question - inaudible] That’s correct. Yeah, so anyone who has SpectraLink stock now, whether it’s certificates or in a brokerage account some place, you will get $11.75 times the number of shares that you have. Unless you sell it sooner? Right. You could sell it sooner. You could hold on to the cash in your brokerage account. Buy Polycom stock or other stock. That’s totally your choice. There’s no obligation on your part as a part of the deal to do something with it. Okay.

Do I see another hand in the back? No.

John Elms:	Okay I want to thank everybody for coming today. The folks in Polycom will be in Boulder today. There will be individual meetings with the various functions as they line up with the functional heads. If you have any questions at all that result from those meetings or from this meeting or anything that occurs to you as the days go on, please pass them to Tammy Palmer. She will work with the Polycom people to get answers posted to our intranet so that everybody can stay in touch with this process as it unfolds. Again, thanks for driving in today. Thanks for making time. I appreciate it.